UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Departure of Chief Financial Officer

On December 17, 2021, Loic Jenouvrier, Chief Financial Officer of Global Blue Group Holding AG (the “Company”), tendered his resignation from the Company, effective on March 31, 2022. Mr. Jenouvrier will continue to work full-time through the effectiveness of his resignation. Mr. Jenouvrier’s resignation was for personal reasons and is not the result of any dispute or disagreement with the Company, its board of directors or its management, or any matter relating to the Company’s operations, policies or practices.

Appointment of Certain Officers

The Board of Directors have determined to appoint Roxane Dufour as Chief Financial Officer with effect from April 1, 2022. Ms. Dufour, 40, joined Global Blue in 2016 as Group Finance Coordinator, supporting Mr. Jenouvrier in strategic matters and overseeing the Company’s SOX implementation project. Prior to joining the Company, Ms. Dufour worked at Edenred, where she held various management positions in Finance, such as Group Finance Controller and Internal Audit Director. Ms. Dufour started her career at the Accor Group in 2005 in various finance organizations. Ms. Dufour holds a business degree from ESCEM Business School.

In addition, Tomas Mostany, the current Senior Vice President of Tax Free Shopping Technology Solutions and Intelligence, was promoted to Senior Vice President Strategy, M&A & Chief Product Officer. In his extended role, Mr. Mostany is leading the Company’s Diversification and Digitalization strategic initiatives.

This report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: December 17, 2021

/s/ Jacques Stern
Jacques Stern
Chief Executive Officer

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